EXHIBIT 12.3
PG&E CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,	Year Ended December 31,
(in millions)	2014	2013	2012	2011	2010	2009
Earnings:
Net income	$1,315	$828	$830	$858	$1,113	$1,234
Income tax provision	310	268	237	440	547	460
Fixed charges	879	1,012	931	919	850	877
Pre-tax earnings required to cover
the preferred stock dividend of
consolidated subsidiaries	(11)	(16)	(15)	(17)	(16)	(16)
Total earnings	$2,493	$2,092	$1,983	$2,200	$2,494	$2,555
Fixed charges:
Interest on short-term borrowings
and long-term debt, net	$832	$942	$859	$846	$766	$798
Interest on capital leases	4	7	9	16	18	19
AFUDC debt	32	47	48	40	50	44
Pre-tax earnings required to cover
the preferred stock dividend of
consolidated subsidiaries	11	16	15	17	16	16
Total fixed charges	$879	$1,012	$931	$919	$850	$877
Ratios of earnings to fixed charges	2.84	2.07	2.13	2.39	2.93	2.91

Note:
For the purpose of computing PG&E Corporation's ratios of earnings to fixed charges, “earnings” represent income from continuing operations adjusted for income taxes, fixed charges (excluding capitalized interest), and pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries.   “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover preferred stock dividends of consolidated subsidiaries.  Fixed charges exclude interest on tax liabilities.